Horwitz & Cron, LP
Attorneys at Law

26475 Rancho Parkway South
Lake Forest, California 92630
Telephone (949) 540-6540
Facsimile (949) 540-6578

January 21, 2011

Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

Re:	Game Plan Holdings, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed December 29, 2010 File No. 333-160730

Dear Ms. Mills-Apenteng:

Thank you for your January 14, 2011 correspondence to the Amendment No. 6 to Registration Statement for Game Plan Holdings, Inc. (the “Company”). The following is in response to your January 14, 2011 correspondence.  Underlined verbiage below constitutes your comments and our client’s responses are in regular type. Please note that we have simultaneously filed Amendment No. 7 to the Company’s Registration Statement.

Selling Shareholders, page 13

1.
Please amend the selling shareholder table to ensure that you have accurately disclosed the number of shares beneficially held by each selling shareholder in accordance with Exchange Act Rule 13d-3.  For instance, we note that Conception Mabanta appears to be the beneficial owner of the shares held by Conception Industries and Fauscom Investment Ltd., though it is unclear whether the number of shares indicated under her own name includes all of the shares held by those two companies.  Please revise or advise.

The selling shareholder table on Pg. 14, and the information on Pg. 15, has been revised to reflect Concepcion Mabanta’s indirect and direct beneficial ownership.

Notes to Financial Statements

Note 1. General Organization and Business, page F-12

2.
Please confirm, if true, that the outside accounting consultant, outside professionals and the outside accounting firm referred to in your response to prior comment 2 are each separate entities from your auditors, DeJoya Griffith & Company.

Ms. Mills-Apenteng
Securities and Exchange Commission
January 21, 2011

The Company’s outside accounting consultant is a separate entity from the Company’s auditors,  DeJoya Griffith & Company.

Executive Compensation, page 30

3.
Please update your executive compensation disclosure to include information for fiscal year ended December 31, 2010.  For guidance, see Regulation S-K Compliance and Disclosure Interpretation 217.11, available on our website at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The executive compensation disclosures have been revised on Pg. 30-31 to include information for the fiscal year ended December 31, 2010.

Certain Relationships and Related Party Transactions, page 32

4.
Please expand your disclosure in this section to clarify, if true, that your office space is located in the home of Conception Mabanta, the mother of Christina Mabanta-Hazzard and the mother-in-law of Charles Hazzard.  In addition, tell us if the lease agreement is in writing and file it as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company’s office space is not located in the home of Conception Mabanta, the mother of Christina Mabanta-Hazzard and the mother-in-law of Charles Hazzard.  The lease agreement is in writing and has been filed as an exhibit to the registration statement.

Considering the limited nature of the remaining comments above from the Commission, the Issuer would request an expeditious review of the responses provided so the Issuer may request effectiveness of the Form S-1, as amended, as soon as possible.

Sincerely, HORWITZ & CRON, LP /s/ Horwitz & Cron, LP